Exhibit 99.1

Payoneer Announces Commencement of an

Offer to Purchase and Consent Solicitation Relating to its Warrants

NEW YORK - August 12, 2024 — Payoneer Global Inc. (“Payoneer” or the “Company”) (Nasdaq: PAYO) today announced that it has commenced an offer to purchase (the “Offer”) all of its outstanding public warrants (the “Warrants”) to purchase shares of its common stock, par value $0.01 per share, at a purchase price of $0.78 in cash, without interest.

Payoneer is also soliciting consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated August 25, 2020, by and between FTAC Olympus Acquisition Corp. (“FTOC”) and Continental Stock Transfer & Trust Company (“Continental”), as amended by the Assignment, Assumption and Amendment Agreement, dated June 25, 2021, by and among Payoneer, FTOC and Continental (as amended, the “Warrant Agreement”), which governs all of the Warrants, to permit Payoneer to redeem each outstanding Warrant for $0.70 in cash, without interest, which is approximately 10% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the then outstanding Warrants. Parties representing approximately 65.6% of the outstanding Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, because holders of more than 65% of the outstanding Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions of the Offer do not occur or, if they occur, are waived, then the Warrant Amendment will be adopted.

The Offer will be open until 12:00 midnight, Eastern Time, at the end of the day on September 9, 2024 (the “Expiration Date”), unless extended or earlier terminated by Payoneer. Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer is not conditioned upon any minimum number of Warrants being tendered in the Offer. The Offer is, however, subject to other conditions described in the Offer and Consent Solicitation.

The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase dated August 12, 2024, and joint Schedule TO/Schedule 13e-3 (the “Schedule TO”), dated August 12, 2024, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth in the terms and conditions of the Offer and Consent Solicitation.

The Company’s common stock and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “PAYO” and “PAYOW,” respectively. As of August 9, 2024, a total of 25,158,086 Warrants were outstanding.

Payoneer has engaged Citigroup Global Markets Inc. (“Citigroup”) as the Dealer Manager for the Offer and Consent Solicitation. Sodali & Co. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental has been appointed as the Warrant Agent for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for

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additional copies of the offer materials, including the letter of transmittal and consent should be directed to Sodali & Co. at (800) 662-5200 (toll free).

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Offer to Purchase will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Sodali & Co. at (800) 662-5200 (toll free).

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.

Holders of the Warrants are urged to read the Schedule TO and Offer to Purchase carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of Payoneer, any of its management or its board of directors, or Citigroup, Sodali & Co. or Continental or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.

About Payoneer:

Payoneer is the financial technology company empowering the world’s small and medium-sized businesses to transact, do business, and grow globally. Payoneer was founded in 2005 with the belief that talent is equally distributed, but opportunity is not. It is our mission to enable any entrepreneur and business anywhere to participate and succeed in an increasingly digital global economy. Since our founding, we have built a global financial stack that removes barriers and simplifies cross-border commerce. We make it easier for millions of SMBs, particularly in emerging markets, to connect to the global economy, pay and get paid, manage their funds across multiple currencies, and grow their businesses.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including statements about the expiration date for the Offer and Consent Solicitation and the effects of the Offer and Consent Solicitation on our capital structure. Forward-looking statements generally relate to future events or Payoneer’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are

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based upon estimates and assumptions that, while considered reasonable by Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) the possibility that Payoneer may be adversely affected by geopolitical events and conflicts, such as the current conflict between Israel and Hamas, and other economic, business and/or competitive factors; (3) changes in the assumptions underlying our financial estimates; (4) the outcome of any known and/or unknown legal or regulatory proceedings; and (5) other risks and uncertainties set forth in Payoneer’s Annual Report on Form 10-K for the period ended December 31, 2023 and future reports that Payoneer may file with the SEC from time to time. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Payoneer does not undertake any duty to update these forward-looking statements.

Investor Contact:

Michelle Wang

investor@payoneer.com

Media Contact:

Alison Dahlman

PR@payoneer.com

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